

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

Viki Hakmon
Chief Executive Officer
Jeffs' Brands Ltd
7 Mezada Street
Bnei Brak, Israel 5126112

> **Re: Jeffs' Brands Ltd**
> **Post-Effective Amendment No. 2 to Form F-1**
> **Response Dated July 24, 2023**
> **File No. 333-262835**

Dear Viki Hakmon:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response Dated July 24, 2023

General

1. We note your response that you initially registered $8,912,500 in ordinary shares issuable upon the exercise of Additional Warrants, and to date you have issued Additional Warrants to purchase $5,705,560.70 in ordinary shares. Instead of the maximum offering amount, please tell us the volume of Additional Warrants and shares underlying such warrants that you registered on the Form F-1 declared effective on August 25, 2022, as required by Item 501(b)(2) of Regulation S-K. If the amount of Additional Warrants and underlying ordinary shares reflected on the post-effective amendment exceeds the amount of Additional Warrants and ordinary shares registered on the F-1, it is impermissible to register them now. See Securities Act Rule 413(a). Tell us why you believe you can register the additional securities, or remove them from the registration statement.

2.   Exhibits 5.1 and 5.2 hyperlink to legal opinions dated May 4, 2022 which indicate that you are registering a proposed maximum aggregate offering price by the Company of up to $53,543,750. However, the legal opinions dated July 28, 2022 indicate that the maximum offering amount was $62,456,250. Please update the links in the post-effective amendment to hyperlink to the correct legal opinions.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services